Effective March 7, 2003, Strong Advisor Municipal Bond Fund ("Fund"), a newly created series, acquired, through a non-taxable exchange, substantially all of the net assets of State Street Research Tax-Exempt Fund ("State Street Fund"), a series of State Street Research Tax-Exempt Trust. The Fund issued 32,180,918 shares valued at $277,624,037 in exchange for the net assets of State Street Fund, which included net unrealized appreciation of $26,048,595. Class A, Class B, Class C and Institutional Class shares of the Fund were issued to the Class A, Class B and B(1), Class C and Class S shareholders, respectively, of State Street Fund. As a result of the reorganization, the Fund is the successor to State Street Fund. The fiscal year-end of the State Street Fund was December 31. The fiscal year-end of the Fund is October 31.